UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. 1)
United Community Banks, Inc.
(Name of Issuer)
Voting Common Stock, par value $1.00
(Title of Class of Securities)
90984P 10 5
(CUSIP Number)
November 11, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[x]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 90984P 10 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Maycomb Holdings III, LLC 26-4437045
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	238,344
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	238,344
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		238,344
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.53% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

* Based on 45,230,240 shares of Voting Common Stock outstanding October 31, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2013  filed with the Securities and Exchange Commission on November 7, 2013.

CUSIP NO. 90984P 10 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Maycomb Holdings II, LLC 27-2508972
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	172,657
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	172,657
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		172,657
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.38% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

* Based on 45,230,240 shares of Voting Common Stock outstanding October 31, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2013  filed with the Securities and Exchange Commission on November 7, 2013.

CUSIP NO. 90984P 10 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Maycomb Holdings IV, LLC 27-2948920
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	172,658
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	172,658
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		172,658
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		.38% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

* Based on 45,230,240 shares of Voting Common Stock outstanding October 31, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2013  filed with the Securities and Exchange Commission on November 7, 2013.

CUSIP NO. 90984P 10 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Siguler Guff Hearst Opportunities Fund, L.P. 27-3471245
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	51,900
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	51,900
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		51,900
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.11% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		PN

* Based on 45,230,240 shares of Voting Common Stock outstanding October 31, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2013  filed with the Securities and Exchange Commission on November 7, 2013.

CUSIP NO. 90984P 10 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
	Maycomb RE, LLC 27-5269013
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	155,700
	6	SHARED VOTING POWER	0
	7	SOLE DISPOSITIVE POWER	155,700
	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		155,700
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.34% *
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		OO

* Based on 45,230,240 shares of Voting Common Stock outstanding October 31, 2013, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2013  filed with the Securities and Exchange Commission on November 7, 2013.

CUSIP NO. 90984P 10 5
Amendment No. 1 to Schedule 13G (Final Amendment)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Issuer on June 29, 2011 (the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 4.	Ownership

The information set forth in Rows 5 through 11 of the cover pages to this Amendment No. 1 to Schedule 13G is incorporated herein by reference for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

CUSIP NO. 90984P 10 5
SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  November 18, 2013

MAYCOMB HOLDINGS III, LLC By Siguler Guff DOF III GP, LLC, its Managing Member
By:	/s/ Terri Liftin
Name: Terri Liftin Title: Authorized Signatory
MAYCOMB HOLDINGS II, LLC By Siguler Guff DOF II GP, LLC, its Managing Member
By:	/s/ Terri Liftin
Name: Terri Liftin Title: Authorized Signatory
MAYCOMB HOLDINGS IV, LLC By Siguler Guff DOF IV GP, LLC, its Managing Member
By:	/s/ Terri Liftin
Name: Terri Liftin Title: Authorized Signatory
SIGULER GUFF HEARST OPPORTUNITIES FUND, LP By Siguler Guff Hearst GP, LLC, its General Partner
By:	/s/ Terri Liftin
Name: Terri Liftin Title: Authorized Signatory
MAYCOMB RE, LLC By Siguler Guff DREOF GP, LLC, its Managing Member
By:	/s/ Terri Liftin
Name: Terri Liftin Title: Authorized Signatory